HCFP/BRENNER SECURITIES LLC

888 Seventh Avenue, 17th Floor

New York, New York 10106

January 31, 2006

VIA EDGAR AND TELECOPY

Mr. Donald C. Hunt

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Telecom Services, Inc. (the “Company”) Registration Statement on Form S-1 originally filed November 1, 2005 (File No. 333-120361) (the “Registration Statement”)

Dear Mr. Hunt:

In connection with the Registration Statement on Form S-1 of American Telecom Services, Inc., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 10:30 a.m., Wednesday, February 1, 2006 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Very truly yours,

HCFP/BRENNER SECURITIES LLC

By:	/s/ Avi Lipsker
Avi Lipsker, Managing Director